Filed Pursuant To Rule 433

Registration No. 333-194666

June 16, 2016

AccuShares Spot CBOE VIX Up Shares (VXUP)

AccuShares Spot CBO VIX Down Shares (VXDN)

Premiums and Discounts, VIX Levels, and Other Volatility Products

Most (if not all) fund shares are expected to trade at prices which reflect their expected future cash flows. Of course the prices of the stocks, bonds and the other securities which a fund holds are also expected to be guided by expected cash flows. In this respect, the VXUP and VXDN shares are no different – their trading prices are expected to be influenced by expected future cash flows.

VXUP and VXDN cash flows are driven by the changes in the CBOE Spot VIX® Index (“VIX”) in the future. In contrast, most other exchange traded volatility products reference forward projections of VIX in the form of VIX futures contract prices. If traders and arbitrageurs trade VXUP and VXDN in connection with non-Spot VIX instruments (e.g., VIX futures), premiums or discounts on VXUP and VXDN shares may occur as detailed below.

Many other volatility-based exchange traded products avoid this premium/discount property through the daily pre-determined rolling of futures contracts; while this approach minimizes premiums and discounts, it also alters cash flows and may cause the responsiveness to volatility changes to become muted or disconnected.

What VIX Numbers Are Traders Looking at to Project Future VXUP and VXDN Cash Flows?

In addition to the widely disseminated Spot VIX number, traders assess the market’s expectation of future Spot VIX (e.g., the projected VIX value on next Tuesday) by looking at the prices of VIX futures contracts. VIX futures contracts are used by futures traders to profit from either rises in forward VIX (futures purchasers) or declines in forward VIX (futures sellers). VIX futures conveniently isolate the volatility component in the S&P 500 Index options market, and the balance of buyers and sellers (or longs and shorts) is always perfectly balanced in the VIX futures market.

While there are many technical factors which drive futures prices and futures flows, it’s reasonable to assume that VIX futures prices are “a fair estimate” of future VIX values. If traders knew that the future VIX value would be higher or lower than the current VIX futures price, an unlimited and very temporary arbitrage would exist and be quickly closed by either purchasing the “cheap” contract or selling the “rich” contract.

Do Projected VIX Futures Values Always Converge to Spot VIX?

Generally no. Because VIX futures have no “strike” (like an option), they are subject to continuous change all the way up to actual settlement, and settlement can occur above or below the concurrent Spot VIX value. As with most VIX related statistics, the forward/futures level is usually higher than the concurrent spot level near futures settlement.

Looking at the deviations between forward/futures levels and concurrent Spot VIX at the close of the last full trading session (data since 2013) indicates an average difference of between 1.5% and 2.0% (the “Forwards/Cash Basis”) – that is, forward/futures values on each third Tuesday close, on average, exceeds the closing value of Spot VIX by between 1.5% and 2.0%. Accordingly, VXUP and VXDN holders should, on average, expect a lower Spot VIX setting than future levels may indicate.

What Other Factors Influence VXUP and VXDN Trading Prices Relative to Forwards/Futures?

There are at least two additional factors which are expected to introduce a differential between class values for VXUP and VXDN and volatility forward/futures levels.

First, a Daily Amount is applied to both VXUP and VXDN where a daily amount of 0.15% (15 basis points) is set as a constant dollar amount on each share distribution date. The Daily Amount is subtracted from VXUP and added to VXDN. A Daily Amount of 0.15% per day equates to just over 1% per week where the effective Share Index Factors have not moved; where Share Index Factors have declined, the Daily Amount may reflect a higher effective percentage than 1% when measured against index responsiveness.

Second, actually trading in VXUP shares, VXDN shares, and other volatility instruments concurrently may introduce material transaction costs.

Should the Difference Between Forward/Futures Prices and Spot VIX Define VXUP and VXDN Premiums and Discounts?

No, the differential between a one-week forward VIX level and Spot VIX is expected to over-estimate the respective VXUP premium and VXDN discount.

While many other factors may impact both VXUP and VXDN trading prices, the combination of the Forwards/Cash Basis, the Daily Amount, and general bid/offer spreads is expected to reduce any VXUP premium and VXDN discount implied by simply comparing next Tuesday’s forward VIX with the current Spot VIX.

Investing in the Fund involves substantial risk and high volatility, including possible loss of entire principal.

Total returns are calculated using the daily 4:00pm net asset value (NAV). AccuShares shares are bought and sold at market price (not NAV). Performance and return information is not indicative of future performance and returns of the shares of the Fund or its benchmark index. It is not possible to invest directly in an index. Current performance may be lower or higher than quoted. Investment returns and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Fund returns presented do not reflect any transaction costs or brokerage commissions that would be incurred by investors buying and selling Fund shares in the secondary market.

Key Risk Factors:

The Funds are not intended to be used as long-term passive investment vehicles and should be used by investors who understand the risks of the volatility market. By purchasing the Up Shares, investors should have an expectation that the Underlying Index will increase during the period between Distribution Dates. If the Underlying Index decreases during the time between Distribution Dates, investors in the Up Shares will experience a significant loss and could lose their entire investment. The Funds are not appropriate for you if you do not intend to actively monitor and manage your holdings in the Funds before and immediately following each Fund distribution date. By purchasing the Down Shares, investors should have an expectation that the Underlying Index will decrease during the period between Distribution Dates. If the Underlying Index increases during the time between Distribution Dates, investors in the Down Shares will experience a significant loss and could lose their entire investment. Funds are not appropriate for you if you do not intend to actively monitor and manage your holdings in the Funds before and immediately following each Fund distribution date.

Investing in the Fund involves substantial risk and high volatility, including possible loss of entire principal. Receipt of distributions of cash or shares will reduce an investor’s opportunity for gains in subsequent periods. Special Distributions will alter the timing of distributions to investors and reduce an investor’s opportunity for gains in subsequent periods. A Corrective Distribution will eliminate an investor’s opportunity for gains relating to the Underlying Index if an investor fails to rebalance his/her investments. Net income distributions may not occur.

Decreases in Class Values per Share from distributions and/or net losses may reduce Class Values per Share leading to an adverse effect on the liquidity of the market for the Fund’s Shares and may deplete the Fund’s assets. Additionally, a less liquid market for the Fund’s shares would increase the difficulty for investors seeking to acquire or sell fund shares at any price. Moreover, a significant decline in the Fund’s class values may cause the sponsor to terminate the Fund if its continued operation would be uneconomical.

Disclosures:

AccuShares Trust I (formally known as AccuShares Commodities Trust I) is a Delaware statutory trust organized by AccuShares Management LLC, the Trust’s sponsor, into separate Fund series. Neither the Fund nor the Trust is an investment company under the Investment Company Act of 1940 or is subject to regulation under the Commodities Exchange Act or by the Commodity Futures Trading Commission and investors in the Fund are not afforded protection under such laws and regulations. Each Fund’s shares represent fractional undivided interests in and ownership of that Fund only. Each Fund will offer its shares on a continuous basis and be listed on the NASDAQ OMX.

Distributions and Exposure to

Underlying Index:

Exposure to changes in an Underlying Index will be achieved through the allocation of the Fund’s liquidation value to each of its share classes and the resulting distribution to Fund shareholders of cash or cash and paired Up and Down Shares on prescribed distribution dates. A Fund’s Up Shares will be entitled to a distribution when the Fund’s Underlying Index has increased as of specified dates (“Regular Distributions”) or by 75% (“Special Distributions”). Similarly, a Fund’s Down Shares will be entitled to a distribution when the Fund’s Underlying Index has decreased as of specified dates (“Regular Distributions”) or by 75% (“Special Distributions”). Any Regular or Special Distribution will not take into account any index change of more than 90%, in either direction since the previous distribution date.

Regular and Special Distributions are expected to be made principally in cash, though the sponsor reserves the right to make all or any part of any such distribution in paired shares.

Distributions in Full or in Part:

Regular and/or Special Distributions will be paid in full or in part via paired shares in various circumstances. After the first six months of trading, where further cash distributions would adversely affect the liquidity of the market for the Fund’s shares or impact the Fund’s ability to meet minimum asset size Exchange listing standards. After the first six months of trading, if a distribution in cash would result in the Fund having aggregate Class Values of less than $25 million. If the Fund cannot liquidate its eligible Treasuries or eligible repos on reasonably acceptable terms. If the Sponsor becomes aware of any specific or general fund size limitation in the formal and written policy of any institutional investor who may hold shares of the Fund.

Investors who receive distributions in the form of paired shares should determine whether the distributed shares have altered the intended exposure.  In the event of a paired share distribution, shares will be received that provide the opposite exposure, and as a result, an investor might consider selling the unwanted shares and purchasing the desired share class.

Sales and purchases of shares to maintain a desired exposure are subject to regular commissions and transaction costs.

The share class having an adverse experience from Underlying Index changes will receive no Regular or Special Distribution and will experience dilution in value caused by the distribution to the opposing share class. Please see the prospectus for other factors that could trigger a distribution of paired shares instead of cash.

Corrective distributions of shares (“Corrective Distributions”) may occur if the Fund’s share classes’ exchange trading prices deviate persistently from the value per share representing their share class’ relative portion of the Fund’s liquidation value (“Class Value per Share”). See “Investment Objectives,” “Distributions and Distribution Dates,” and “Description of the Shares & Certain Terms of the Trust Agreement.”

Eligible Investments:

Each Fund will hold only cash, short-dated U.S. Treasuries or eligible repurchases agreements collateralized by U.S. Treasuries. The Fund will not invest in commodities, futures, swaps, or other derivatives. The Fund does not directly invest in the index, or in the securities it tracks.

Redemptions by Authorized Participants:

Fund Shares are not individually redeemable and will be issued and redeemed at their Class Value per Share only through certain authorized broker dealers in blocks of Shares called creation units, consisting of 25,000 Up Shares and 25,000 Down Shares.

Authorized participants will pay a transaction fee of $600 per order plus 0.005% of the aggregate order value in connection with each order for the creation or redemption of creation units.

All other investors may only buy or sell a Fund’s shares in the secondary market at current market prices and may incur fees or brokerage commissions on their transactions. A Fund’s Up and Down Shares will trade separately.

Secondary Market Purchases:

All other investors may only buy or sell a Fund's shares in the secondary market at current prices and may incur fees or brokerage commissions on their transactions. A Fund's Up and Down Shares will trade separately.

Investor Reassessment:

The Funds have been designed to be utilized by investors who are prepared to reassess their holding of the shares at least as frequently as each Distribution Date.

Investors in a Fund who wish to maintain a maximum exposure, a targeted absolute exposure, or a targeted relative exposure to such Fund’s Underlying Index over multiple Distribution Dates should reassess their positions following all cash, share and Net Income Distributions, and all Fund resets relating to the Share Index Factors.

The Funds will not compound investor gains or otherwise rebalance investor positions to maximize investor exposure.

The Funds are designed to make Regular Distributions of cash and in some cases shares to facilitate regular distribution of investor gains and to promote a deliberate and regular reassessment by investors of their investment in the Funds.

Investors who hold shares over one or more consecutive Distribution Dates without reassessment of their Fund share portfolio may experience decreased exposure to the Fund’s Underlying Index as well as a reduced opportunity for gain and loss.

Disclaimers:

The Underlying Index is a product of The Chicago Board Options Exchange Incorporated (“CBOE”) which is licensed by S&P Dow Jones Indices LLC (“SPDJI”) to AccuShares Management LLC in connection with the AccuShares Spot CBOE VIX Fund. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); CBOE®, Chicago Board Options Exchange®, CBOE Volatility Index® and VIX® are registered trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”); and, these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by AccuShares Management LLC. AccuShares Spot CBOE VIX Fund is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates or their third party licensors (including CBOE) and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the CBOE Volatility Index.

Class Value per Share:

As the Funds make Regular and Special Distributions, in cash or in paired shares, the Class Value per Share will decline over time.

The Fund anticipates making periodic reverse share splits in order to maintain NASDAQ OMX listing requirements. Reverse Splits are expected to occur in the event of a Special Distribution.

The AccuShares Trust I has filed a registration statement (including a preliminary prospectus), as supplemented by a final prospectus dated June 16, 2016, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.